UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA  19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2007 and 2006

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3
Notes to Financial Statements	4

Supplemental Schedule
Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007	13

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the CIGNA 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 2008

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2007	2006
	(In thousands)
Assets

Investments, at fair value (see Notes 4 and 5)	$2,613,288	$2,513,687

Employer contributions receivable	4,896	12,164

Dividends receivable	81	74

Net assets available for benefits, at fair value	2,618,265	2,525,925

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts (See Note 3)	(9,719)	12,380

Net assets available for benefits	$2,608,546	$2,538,305

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2007	2006
	(In thousands)
Investment income

Net appreciation in fair value
of investments (see Note 4)	$144,471	$187,076

Interest	54,201	51,674

Dividends	321	364

Net investment income	198,993	239,114

Contributions

Employee contributions	98,086	97,571

Employer contributions	35,427	41,574

Rollover contributions	4,491	12,602

Total contributions	138,004	151,747

Benefits paid to participants and other expenses	(266,756)	(272,138)

Net increase	70,241	118,723

Transfers from other plans (See Note 2)	-	1,159

Net assets available for benefits

Beginning of year	2,538,305	2,418,423

End of year	$2,608,546	$2,538,305

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the CIGNA 401(k) Plan Summary Plan Description and Prospectus.  Generally, all U.S.-based employees of CIGNA Corporation (CIGNA) and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Corporate Benefit Plan Committee (Committee) is the primary Plan fiduciary.  The Committee comprises several members of CIGNA's management.  The Committee delegates responsibility for administration of the Plan to the Plan Administrator, a CIGNA employee, and for most financial management responsibility to CIGNA's Chief Financial Officer (CFO).  The Plan Administrator and CFO, in turn, have contracted with Prudential Retirement Insurance and Annuity Company (PRIAC) for most administrative, recordkeeping and asset management functions.   A group of CIGNA financial and benefits management employees monitors the Plan’s investment objectives and performance of the Plan’s investment options.

Investments

The Plan’s investment options include a fixed group annuity contract (the Fixed Income Fund), which is a benefit-responsive investment contract (see Note 6); the CIGNA Stock Fund that invests in CIGNA common stock; and pooled separate accounts that invest in a variety of underlying funds.  The Plan also provides several custom fund investment options that combine the Fixed Income Fund and pooled separate accounts.  Participants may transfer assets among the investment options, subject to certain restrictions.  See Note 3 and Note 4 for additional information.

Employee Contributions

The Plan permits participants to make tax-deferred contributions by payroll deduction, up to the lesser of 25% of the participant’s eligible earnings or the annual dollar limit set by the Internal Revenue Service (IRS).  To comply with nondiscrimination requirements of the Internal Revenue Code (IRC), the Plan administrator currently limits the contribution percentage of highly compensated employees to 10% of eligible earnings.  Tax-deferred contributions are referred to as "employee contributions."  Employee contributions may be invested in any combination of investment options offered by the Plan.  Employee contributions are subject to certain other IRC limitations.

A participant who attains age 50 before the end of a plan year may qualify to make additional tax-deferred contributions (called catch-up contributions) for that year, up to the lesser of 25% of eligible earnings or the annual dollar limit set by the IRS.  Catch-up contributions are subject to certain limitations to comply with the IRC.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching contributions.  The Plan provides for two kinds of matching contributions – a regular match and a variable match.  These matching contributions are collectively referred to as "employer contributions."

The regular matching contribution is an automatic contribution that is equal to 50% of a participant’s employee contributions that do not exceed 6% of the participant’s eligible earnings.  Any employee contributions in excess of 6% of a participant’s eligible earnings are not matched by CIGNA.  Catch-up contributions are not matched by CIGNA.  For most participants, half of the regular matching contributions are invested in the CIGNA Stock Fund.  Any matching contributions that are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions.

The variable matching contribution is an annually-determined discretionary contribution that may be up to 2% of a participant’s eligible earnings and is automatically invested in the CIGNA Stock Fund.  For the years ended December 31, 2007 and 2006, the variable matching contributions were approximately $4.9 million and $12.2 million, respectively.

Effective March 2006, the Plan was amended to allow participants to transfer any automatically-invested (i.e. nonparticipant-directed) employer contributions and related investment results out of the CIGNA Stock Fund and into any other Plan investment option at any time, subject to any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the employer contribution and b) investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employee contributions and related investment earnings are fully vested at all times.  Employer contributions and related investment earnings vest 20% for each year of vesting service and are fully vested after five years.  Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period.  Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan.  Employer contributions and related investment earnings are fully vested upon an employee’s attainment of age 65, death or

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

total and permanent disability.  Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated.

Forfeitures

Upon termination of a participant’s employment, unvested employer contributions and related investment earnings are forfeited.  Forfeited amounts are used to reduce future employer contributions.  In 2007 and 2006, employer contributions were reduced by forfeited amounts of approximately $1.0 million and $2.4 million, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If a vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to a Prudential Bank & Trust Individual Retirement Account (IRA).  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by PRIAC.  Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Plan Trustee

As of December 31, 2007 and 2006, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Note 2 - Plan Mergers

During 2005, CIGNA acquired Choicelinx and Managed Care Consultants of Nevada, (MCC).  During March 2006, approximately $1.2 million of assets were transferred from Choicelinx and MCC Plan accounts in connection with Plan mergers.  Former participants of Choicelinx or MCC 401(k) Plans now have CIGNA 401(k) accounts and are covered by the terms and provisions of the CIGNA 401(k) Plan.

Note 3 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

On April 25, 2007, CIGNA's Board of Directors approved a three-for-one stock split (in the form of a stock dividend) of CIGNA's common shares.  The additional shares of common stock were distributed on June 4, 2007 to shareholders of record as of the close of business on May 21, 2007.  Share amounts for all years presented have been adjusted to reflect the effect of the stock split.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) effective for reporting periods after December 15, 2006, investment contracts held by a defined contribution plan are required to be reported at

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

fair value.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts.  The adjustment of the fully benefit-responsive investment contracts from fair value to contract value is separately disclosed on the Statement to determine net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  For example, management considers the valuation of investments to be a critical accounting estimate (see below).  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Plan investments are reported at fair value.  The fair value of CIGNA common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.   Participant loans are valued at their outstanding balances, which approximate fair value.  PRIAC determines the estimated fair value of the Fixed Income Fund by approximating the market value of the underlying investments by discounting expected future investment cash flow from both investment income and repayment of principal.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the declared date of record.

Payment of Benefits

Benefits are recorded when paid.

Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS 157).  SFAS 157 defines fair value, establishes a framework for establishing fair value and expands disclosure about fair value measurements.  It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."  SFAS 157, as it relates to financial assets and liabilities, is effective for the Plan beginning January 1, 2008.  The Company is currently in the process of determining the impact of SFAS 157 on the Plan's financial statements.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Note 4 – Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	As of
	December 31,
	2007	2006
	(In thousands)
PRIAC Fixed Income Fund (contract interest rate: 4.90% and 4.60%, respectively)	$1,104,829	$1,105,798
CIGNA Stock Fund* (8,157,668 and 8,858,418 shares, respectively)	$438,312	$388,501
PRIAC Dryden S&P 500 Index Fund	$229,754	$231,414
*Includes nonparticipant-directed investments (See Note 5)

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	For the Years Ended December 31,
	2007	2006
	(In thousands)

CIGNA common stock	$85,153	$61,397
PRIAC pooled separate accounts and custom funds	59,318	125,679
Net appreciation	$144,471	$187,076

Note 5 - Nonparticipant-Directed Investments

The following presents information about the nonparticipant-directed investments representing automatically-invested employer contributions and related investment results and the significant components of the changes therein. (See Note 1 for additional information):

	As of
	December 31,
	2007	2006
	(In thousands)
Investment:
CIGNA Stock Fund	$163,989	$137,311

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

	For the Years Ended December 31,
	2007	2006
	(In thousands)
Changes in investment:
Contributions	$24,483	$21,932
Dividends	115	112
Net appreciation in fair value of investments	31,566	19,994
Benefits paid	(15,110)	(13,431)
Loan activity (net of repayments and interest)	(771)	(634)
Net transfers to participant-directed investments	(13,605)	(16,690)
Net increase	$26,678	$11,283

Note 6 - Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with PRIAC for the Fixed Income Fund. PRIAC maintains the contributions in a general account. The account is credited with interest, whose rate is set by PRIAC, on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and accumulated interest that are guaranteed to the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest rate may be changed at any time (may not be less than 1.5%).  PRIAC must give advance notice of any change in the interest rate to the Plan Administrator.  PRIAC sets the interest rate based on the expected investment performance of a pool of assets owned by PRIAC and held in its general account.  Average yields for the Fixed Income Fund are as follows:

	2007	2006

Average earnings yield	5.04%	4.90%
Average crediting rate yield	4.86%	4.65%

A plan sponsor initiated termination of the contract is an event that could limit the ability of the plan to transact at contract value within 90 days of termination. In this instance contract value would be paid over time, or at the plan sponsor's discretion, paid immediately after applying a market value adjustment.  The Plan Administrator does not believe that the occurrence of such event is probable.

Note 7 - Tax Status

The IRS has determined and informed CIGNA by a letter dated August 11, 2003 that the Plan is

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC.  The Plan has been amended since receiving the determination letter and on January 29, 2007, CIGNA requested a new determination letter.  Management believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Note 8 - Related Party Transactions

The CIGNA Stock Fund invests in CIGNA common stock.  During the year ended December 31, 2007, the Plan purchased shares of CIGNA common stock for approximately $66.2 million and sold shares of CIGNA common stock for approximately $101.6 million, and experienced net appreciation of approximately $85.2 million.  During the year ended December 31, 2006, the Plan purchased shares of CIGNA common stock for approximately $61.8 million, sold shares of CIGNA common stock for approximately $106.8 million, and experienced net appreciation of approximately $61.4 million.

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10 – Subsequent Event

On January 2, 2008, the assets of the Sagamore Health Network, Inc. (Sagamore) 401(k) Plan were merged into the Plan with a transfer of approximately $11.5 million.  Former participants of Sagamore now have CIGNA 401(k) accounts and are covered by the terms and provisions of the CIGNA 401(k) Plan.

On June 3, 2008, changes were made to the investment options of the Plan.  This included the elimination of seven investment fund options, including all the Custom funds; and the restructuring of eight investment fund options.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2007
(In thousands)

	Identify of issue, borrower,		Current
	lessees or similar party	Description	Value
*	PRIAC Fixed Income Fund (contract interest rate: 4.90%)	General Account Contract	$1,104,829

*	CIGNA Stock Fund	Common Stock	438,312
	CIGNA common stock (cost, $216,901)

*	PRIAC Dryden S&P 500 Index Fund	Pooled Separate Account	229,754

*	PRIAC Large Cap Growth / Goldman Sachs Fund	Pooled Separate Account	86,153

*	PRIAC Small Cap Growth / TSCM Fund	Pooled Separate Account	77,858

*	PRIAC Barclays Extended Equity Market Index Fund	Pooled Separate Account	66,811

*	PRIAC Mid Cap Value / Wellington Mgmt Fund	Pooled Separate Account	64,499

	PRIAC Small Cap Value / Mellon Equity Associates Fund	Pooled Separate Account	64,446
	(formerly: Small Cap Value / Perkins, Wolf, McDonnell Fund)

*	PRIAC International Blend / Boston Co. Fund	Pooled Separate Account	59,440

*	PRIAC State Street Global Adv EAFE Index	Pooled Separate Account	52,123
	(formerly: SSGA Daily EAFE SL Series - CL T Fund)

*	PRIAC Large Cap Value / Wellington Mgmt Fund	Pooled Separate Account	50,016

*	PRIAC International Growth / Artisan Partners Fund	Pooled Separate Account	43,594

*	PRIAC Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account	41,527

*	PRIAC Mid Cap Blend / New Amsterdam Partners Fund	Pooled Separate Account	41,122

*	PRIAC High Yield Bond / Caywood-Scholl Fund	Pooled Separate Account	29,210

*	PRIAC CIGNA Custom 40 Fund:
	PRIAC Fixed Income Fund		9,023
	PRIAC International Blend / Boston Co. Fund		3,351
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,547
	PRIAC Small Cap Growth / TSCM Fund		1,547
	PRIAC International Growth / Artisan Partners Fund		773
	PRIAC Large Cap Growth / Wellington Mgmt Fund		2,062
	PRIAC Large Cap Value / Wellington Mgmt Fund		2,320
	PRIAC Mid Cap Growth / Artisan Partners Fund		1,805
	PRIAC Mid Cap Value / Wellington Mgmt Fund		1,289
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		2,062
	Total CIGNA Custom 40 Fund	Custom Fund	25,779

*	PRIAC CIGNA Custom 50 Fund:
	PRIAC Fixed Income Fund		9,024
	PRIAC International Blend / Boston Co. Fund		2,406
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,002
	PRIAC Small Cap Growth / TSCM Fund		1,002
	PRIAC International Growth / Artisan Partners Fund		401
	PRIAC Large Cap Growth / Wellington Mgmt Fund		1,404
	PRIAC Large Cap Value / Wellington Mgmt Fund		1,404
	PRIAC Mid Cap Growth / Artisan Partners Fund		1,203
	PRIAC Mid Cap Value / Wellington Mgmt Fund		802
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		1,404
	Total CIGNA Custom 50 Fund	Custom Fund	20,052

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2007
(In thousands)

	Identify of issue, borrower,		Current
	lessees or similar party	Description	Value
*	PRIAC CIGNA Custom 30 Fund:
	PRIAC Fixed Income Fund		5,492
	PRIAC International Blend / Boston Co. Fund		2,563
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,281
	PRIAC Small Cap Growth / TSCM Fund		1,098
	PRIAC International Growth / Artisan Partners Fund		549
	PRIAC Large Cap Growth / Wellington Mgmt Fund		1,648
	PRIAC Large Cap Value / Wellington Mgmt Fund		1,648
	PRIAC Mid Cap Growth / Artisan Partners Fund		1,464
	PRIAC Mid Cap Value / Wellington Mgmt Fund		915
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		1,648
	Total CIGNA Custom 30 Fund	Custom Fund	18,306

*	PRIAC CIGNA Custom 20 Fund:
	PRIAC Fixed Income Fund		3,579
	PRIAC International Blend / Boston Co. Fund		2,863
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,432
	PRIAC Small Cap Growth / TSCM Fund		1,253
	PRIAC International Growth / Artisan Partners Fund		716
	PRIAC Large Cap Growth / Wellington Mgmt Fund		1,789
	PRIAC Large Cap Value / Wellington Mgmt Fund		1,789
	PRIAC Mid Cap Growth / Artisan Partners Fund		1,789
	PRIAC Mid Cap Value / Wellington Mgmt Fund		895
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		1,790
	Total CIGNA Custom 20 Fund	Custom Fund	17,895

*	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund	Pooled Separate Account	16,804

*	PRIAC Large Cap Growth / Wellington Mgmt. Fund	Pooled Separate Account	15,765

*	PRIAC CIGNA Custom 60 Fund:
	PRIAC Fixed Income Fund		5,704
	PRIAC International Blend / Boston Co. Fund		614
	PRIAC Small Cap Value / Mellon Equity Associates Fund		263
	PRIAC Small Cap Growth / TSCM Fund		176
	PRIAC International Growth / Artisan Partners Fund		176
	PRIAC Large Cap Growth / Wellington Mgmt Fund		439
	PRIAC Large Cap Value / Wellington Mgmt Fund		439
	PRIAC Mid Cap Growth / Artisan Partners Fund		351
	PRIAC Mid Cap Value / Wellington Mgmt Fund		263
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		351
	Total CIGNA Custom 60 Fund	Custom Fund	8,776

*	Participant Loans (interest rate: 3.44% to 9.25%; maturities 2008-2017)	Participant Loans	40,214

*	PRIAC Other investment funds		3

	Total assets held for investment purposes		$2,613,288

*	indicates party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 27, 2008	By:	/s/ James Wolf
James Wolf
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.